Exhibit (e)(25)

4001 Lexington Avenue North Arden Hills, MN 55126 Mailing: P.O. Box 64101 St. Paul, MN 55164-0101 651-375-2222 www.landolakesinc.com

June 28, 2016 (Revised from June 9, 2016)

Dear Dr. Roger I. Pennell:

We are pleased to confirm an offer of employment to you, conditioned upon the closing of the transaction presently being negotiated by Land O’Lakes, Inc. (the “Company”, “Land O’Lakes” and “we”) and Ceres, Inc., (the “Transaction”). This letter sets forth some important benefits and conditions of your employment at Land O’Lakes, Inc. Please read each section carefully. The following is a summary of the offer:

Title:	Director, Trait Development
Supervisor:	Mark McCaslin
Location:	Thousand Oaks, California
Start Date:	This offer is effective as of the Transaction Closing Date. If you accept this offer, this will be your “Start Date.”
Base Salary:	$295,000.00 annually. This position is exempt and paid bi-weekly.

Hiring Bonus:

$595,000.00; less applicable taxes and withholdings. The terms and conditions of the Hiring Bonus are as follows: You will be paid $300,000 within 30 days of your Start Date and, if you are employed with Land O’Lakes on the one-year anniversary of your Start Date, you will be paid the remaining $295,000 within seven days of that date. You agree that if you voluntarily terminate employment with the Company without “good reason” (as that term is defined in your Existing Agreement with Ceres) within the first two years of your Start Date, you must repay pro rata any portion of the total Hiring Bonus that was paid to you and you forfeit any unpaid portion of the Hiring Bonus.

You will be eligible to participate in the Land O’Lakes 2016 Annual Variable Compensation Plan. Your target payout will be 30% of your year-end eligible earnings (a full year’s participation in the plan, based on this offer, would be approximately $88,500.00 if conditions necessary for pay out at target are met). This program is based on annual financial performance goals and results of the Company, your business unit, and your individual performance.

You are also eligible for the Land O’Lakes Non-Officer Long Term Incentive Plan (LTIP) for the three performance periods of 2014-2016, 2015-2017, and 2016-2018, at a target payout level of 30% and subject to the terms of the plan. Under the plan, payouts are prorated based on months worked in the performance period. Land O’Lakes will credit your months of service during the period of time you were employed with Ceres between January 1, 2014 to the Transaction Closing Date for purposes of calculating your eligibility for the LTIP period of 2014-2016; provided that you are an employee of the Company as of December 31, 2016. For future years, beginning with the 2017-2019 LTIP period, your participation in this plan is based on continued strong performance and is also subject to approval by the CEO.

You will also be eligible for a project completion milestone plan that Land O’Lakes will develop. This plan will include milestone goals related to trait development and approval. Upon successful completion of the plan metrics and terms, you will be eligible for a one-time target payout of 30% of annual salary. The complete terms of the milestone plan, including the milestone goals, will be set forth in a separate document.

Benefits: You will be eligible for the employee benefits package that Land O’Lakes provides to regular full-time employees (30+ hours/week). This package currently includes options for health care (medical, dental, and vision), life insurance, dependent life insurance, and long term disability insurance. Life insurance and long-term disability insurance is effective on your start date; health insurance coverage is effective on the first day of the

Pennell, Roger I.

Revised June 28, 2016

month following your start date. Details on these, as well as all other benefits, including information on the retirement savings account are provided in the benefits summary. You will receive an invitation to enroll in the plans via e-mail or mail approximately three weeks after your start date.

You will be eligible for Paid Time Off under the Company’s Paid Time Off (PTO) policy and following your Start Date you will receive a pro-rated portion of PTO for 2016. Under the Company’s current PTO policy, an annual PTO allotment at your level is 30 days.

You will not be eligible for participation in any Land O’Lakes severance plan or practice until the two year anniversary of your Start Date.

This offer is further conditioned upon the following:

•

You signing the document provided to you regarding the termination and waiver of all terms, conditions and claims under your Employment Agreement with Ceres, Inc. dated September 1, 2011 (the “Existing Agreement”); provided, you agree that you remain bound by (1) any provisions in your Existing Agreement that apply to Ceres and its successors that do not expire on the termination of the agreement and (2) the Confidentiality, Proprietary Information & Inventions agreement you signed with Ceres, Inc. on May 8, 1998 and the provisions of such agreement run to the benefit of Land O’Lakes, Inc., its affiliates and successors.

•	Verification of your employment eligibility pursuant to regulations issued under the Immigration Reform and Control Act within your first three days of employment;

•	Successfully passing a drug testing within three business days of accepting this offer and successfully passing a background check;

•	Execution of the Land O’Lakes Invention and Trade Secret Agreement, in the form provided herewith.

Your employment is an offer of At Will employment by Land O’Lakes and is for no set period of time. Your employment with the Company can be terminated at any time and for any reason by either you or the Company.

You can accept this offer by signing and returning one copy of this letter to Kimberly Wirka at Land O’Lakes, Inc., P.O. Box 64101 MS 5840, St. Paul, MN 55164-0101.

If you have any questions, please contact me at 612-308-9421 (mmccaslin@foragegenetics.com) or Kimberly Wirka of the Human Resources department at 651-375-2505 (klwirka@landolakes.com).

We look forward to having you join Land O’Lakes.

Sincerely,

/s/ Mark McCaslin

Mark McCaslin

VP, Research

Forage Genetics International

I have reviewed, understand and accepted this offer of employment made by Land O’Lakes, Inc.

/s/ Dr. Roger I. Pennell	6/28/16
Dr. Roger I. Pennell	Date

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